Supplemental Materials June 25, 2007 Filed by IntercontinentalExchange, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: CBOT Holdings, Inc. (Commission File No. 001- 32650)

Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE's proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange ("CBOE"), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE's filings with the Securities and Exchange Commission (the "SEC"), including ICE's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release. Important Information About the Proposed Transaction and Where to Find It: This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge at the SEC's website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com. ICE has filed a proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents, as they contain important information. Investors are able to obtain a free copy of the proxy statement with respect to the special meeting without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement with respect to the special meeting may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation: In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer) and Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications). You can find information about ICE and ICE's directors and executive officers in ICE's Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE's proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007. Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.

At Announcement on 10/17/06 Today 0.3006 0.35 0.0169 At Announcement on 10/17/06 Today 4.79 5.82 CME's Great Deal? CBOT's I/B/E/S estimates have risen by 25% for 2007 and 22% for 2008 since CME's offer in October 2006, while the CME increased its bid by only 16% on May 11th and by a further 6% on June 14th In essence, CBOT's robust performance since October and CBOT's cash is paying for CME's increased offer Over the same period, CME's 2007 and 2008 earnings estimates have increased by only 2% and 3%, respectively At Announcement on 10/17/06 Today 3.92 4.89 2007E CBOT I/B/E/S EPS CME Offer (1) (1), (2) +25% +22% 2008E CBOT I/B/E/S EPS (1) +22% As of June 22, 2007 Includes CBOT cash dividend of $9.14 / share $9.14 Dividend

ICE is a Leader, Not a Follower ICE continues to look to maximize shareholder value through innovation, vision and growth initiatives Successful NYBOT acquisition and integration Launch of CBOT acquisition proposal Announced potential CBOE solution Partnered with NGX to offer NGX's contracts on ICE's platform Announced ChemConnect acquisition Acquired exclusive license for Russell Index futures contracts Announced acquisition of Winnipeg Commodity Exchange Launched CBOT acquisition Launched FXMarketspace Launched CDS contracts Announced plans to list new E-mini Small Cap Stock Index contracts CME Recent Initiatives (1) ICE Recent Initiatives (1) Major initiatives announced since October 2006

ICE's Valuation In Line With Superior Growth Prospects (1) Market data as of June 22, 2007; estimates as reported by I/B/E/S on June 22, 2007 ICE CME 0.394 0.25 ICE CME 23.7 23.6 ICE CME 31.2 29.3 Price / 2008E EPS (1) 2007E-2009E EPS CAGR (1) Price / 2009E EPS (1) ICE's valuation remains in line with CME while analysts have stated that ICE's growth prospects are stronger

ICE's Offer Has Always Been Financially Superior Source: FactSet Implied Offer Price Comparison ($) (1) As of June 22, 2007 ICE's offer has always traded at a significant premium to the CME offer, and is currently $1.2 billion, or 11.5%, superior to the CME deal

ICE Continues to Significantly Outperform ICE's share price has risen over 100% since October 16, 2006 vs. CME's 7% performance Source: FactSet Relative Price Performance Since 10/16/2006 (1) As of June 22, 2007